UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Daktronics, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

234264109

(CUSIP Number)

CONNOR HALEY

ALTA FOX CAPITAL MANAGEMENT, LLC

640 Taylor Street, Ste. 2522

Fort Worth, Texas 76102

(817) 639-2369

SEBASTIAN ALSHEIMER, ESQ.

WILSON SONSINI GOODRICH & ROSATI

1301 Avenue of the Americas

New York, New York 10019

(212) 999-5800

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 10, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐.

1       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

       Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1	NAME OF REPORTING PERSONS ALTA FOX OPPORTUNITIES FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,933,019 (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,933,019 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,933,019 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7% (1)
14	TYPE OF REPORTING PERSON PN

1 Includes 3,968,033 Shares currently issuable upon the conversion of certain Convertible Notes (as defined in the Schedule 13D).

1	NAME OF REPORTING PERSONS ALTA FOX GENPAR, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,933,019 (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,933,019 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,933,019 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7% (1)
14	TYPE OF REPORTING PERSON PN

1 Includes 3,968,033 Shares currently issuable upon the conversion of certain Convertible Notes.

1	NAME OF REPORTING PERSONS ALTA FOX EQUITY, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,933,019 (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,933,019 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,933,019 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7% (1)
14	TYPE OF REPORTING PERSON OO

1 Includes 3,968,033 Shares currently issuable upon the conversion of certain Convertible Notes.

1	NAME OF REPORTING PERSONS ALTA FOX CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,933,019 (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,933,019 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,933,019 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7% (1)
14	TYPE OF REPORTING PERSON OO

1 Includes 3,968,033 Shares currently issuable upon the conversion of certain Convertible Notes.

1	NAME OF REPORTING PERSONS P. CONNOR HALEY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,933,019 (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,933,019 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,933,019 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7% (1)
14	TYPE OF REPORTING PERSON IN

1 Includes 3,968,033 Shares currently issuable upon the conversion of certain Convertible Notes.

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On December 10, 2024, the Reporting Persons released an investor presentation the (the “Investor Presentation”) at the Bloomberg Activism Forum, highlighting measures the Reporting Persons believe are necessary to unlock shareholder value and renew accountability to the Issuer’s shareholders. In conjunction with the Investor Presentation, the Reporting Persons also issued a press release (the “Press Release”) announcing the publication of the Investor Presentation. The Investor Presentation and Press Release are attached hereto as Exhibits 99.1 and 99.2, respectively, and are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Investor Presentation.
99.2	Press Release.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 11, 2024

ALTA FOX OPPORTUNITIES FUND, LP	ALTA FOX EQUITY, LLC
By: Alta Fox GenPar, LP, its general partner	By: P. Connor Haley, its manager
ALTA FOX GENPAR, LP	ALTA FOX CAPITAL MANAGEMENT, LLC
By: Alta Fox Equity, LLC, its general partner	By: P. Connor Haley, its manager

By:	/s/ P. Connor Haley
	Name:	P. Connor Haley
	Title:	Authorized Signatory

/s/ P. Connor Haley
P. Connor Haley